Exhibit 99.2

• Complete, sign and date the reverse hereof. • Return this form of proxy in the envelope provided. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually by visiting the URL provided on the back of this form of proxy. 01YULF Fold Fold Form of Proxy - Annual and Special Meeting to be held on April 25, 2024 (the “Meeting”) .. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK. If you vote by telephone or the Internet, DO NOT mail back this form of proxy. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose one of the two voting methods outlined above to vote this form of proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. .. CONTROL NUMBER 1. You have the right to appoint some other person, company or other legal entity of your choice (an “Appointee”), who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournments or postponements thereof. If you wish to appoint a person, company or other legal entity other than the Management Nominees named on the reverse of this form of proxy, please insert the name of your chosen Appointee in the space provided (see reverse). In addition, if your Appointee will attend the Meeting virtually, YOU MUST go to https://www.computershare.com/Celestica and provide Computershare with the required information for your chosen Appointee so that Computershare may provide the Appointee with an Invitation Code via email. This Invitation Code will allow your Appointee to log in to and vote at the Meeting on your behalf. Without an Invitation Code your Appointee will only be able to log in to the Meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or other legal entity or another individual you must sign this form of proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this form of proxy. 3. This form of proxy should be signed in the exact manner as the name(s) appear(s) on the form of proxy. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 5. The securities represented by this form of proxy, when properly executed, will be voted for or against or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter and you do not appoint an Appointee as your proxyholder, this form of proxy will be voted: for the election to the Board of Directors of Celestica Inc. of the nominees proposed by Management; for the appointment of KPMG LLP as auditor of Celestica Inc.; for the authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor; for the advisory resolution on Celestica Inc.’s approach to executive compensation; for the approval of articles of amendment of Celestica Inc.; and for the confirmation of Celestica Inc.’s amended and restated By-Law 1. 6. This form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting of Shareholders or other matters that may properly come before the Meeting or any adjournments or postponements thereof. 7. This form of proxy should be read in conjunction with the Notice of Meeting of Shareholders and Management Information Circular. Proxies submitted must be received by 9:30 a.m. EDT, on April 23, 2024 or in the case of any adjournments or postponements of the Meeting, at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the adjourned or postponed Meeting. Notes to form of proxy • Call the number listed BELOW from a touch tone telephone. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting To Vote by Mail To Receive Documents Electronically MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class Subordinate Voting Shares C1234567890 XXX Holder Account Number CPUQC01.E.INT/000001/i1234 123456789012345 1-866-732-VOTE (8683) Toll Free

363343 Fold Fold .. AR1 If you are not mailing back your form of proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 01YUMH Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any form of proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this form of proxy will be voted as recommended by Management. DD . / MM / YY Signature(s) Date Appointment of Proxyholder Instead of either of the foregoing, print the name of the person you are appointing as an Appointee if this person is someone other than the Management Nominees listed herein. I/We, being holder(s) of Subordinate Voting Shares of Celestica Inc. hereby appoint: Michael M. Wilson or, failing him, Robert A. Mionis, or their designees (Management Nominees) OR as my/our proxyholder with full power of substitution and to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting of Shareholders or other matters that may properly come before the Meeting to be held at Celestica Inc.’s headquarters at 5140 Yonge Street, Suite 1900, Toronto, Ontario and online at https://meetnow.global/MUGXJDC on April 25, 2024 at 9:30 a.m. EDT and at any adjournments or postponements thereof. VOTING RECOMMENDATIONS OF MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Celestica and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the Appointee with an Invitation Code to gain entry to and vote at the online meeting. If the Appointee is attending the Meeting in person, this step is NOT required. This form of proxy is solicited by and on behalf of Management. 4. Advisory resolution on Celestica Inc.’s approach to executive compensation For Against 5. Approval of articles of amendment of Celestica Inc. 6. Confirmation of Celestica Inc.’s amended and restated By-Law 1 2. Appointment of auditor Appointment of KPMG LLP as auditor of Celestica Inc. For Withhold 3. Authority to fix the remuneration of the auditor Authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor. 1. Election of Directors For Withhold For Withhold For Withhold 01. Kulvinder (Kelly) Ahuja 04. Françoise Colpron 07. Robert A. Mionis 02. Robert A. Cascella 05. Jill Kale 08. Luis A. Müller 09. Michael M. Wilson 03. Deepak Chopra 06. Laurette T. Koellner MR SAM SAMPLE 123 C1234567890 XXX CLSQ 999999999999